Exhibit 12.1
Kraton Polymer LLC
Ratio of Earnings to Fixed Charges
Amounts in thousands, except Ratios

					Predecessor
				Period from	Period from
				December 23	January 1
	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2003	2002
Earnings:
Pre-tax Income (loss)	$22,068	$34,179	$(54,794)	$(3,406)	$12,870	$52,332
Income from equity investees	(168)	(1,516)	(462)	(28)	(621)	(1,171)
Fixed charges	44,716	36,832	41,943	589	60,683	39,656
Distributed income of equity investees	1,265	461	561	—	1,064	710

Total Earnings	67,881	69,956	(12,752)	(2,845)	73,996	91,527

Fixed Charges:
Interest expensed	39,916	32,303	34,247	518	36,775	32,982
Amortization of deferred financing costs	2,351	2,262	5,563	38	13,370	3,763
Accretion of debt discount	—	—	—	—	8,505	1,044
Estimate of interest within rental expense	2,449	2,267	2,133	33	2,033	1,867

Total fixed charges	44,716	36,832	41,943	589	60,683	39,656
Deficiency of Earnings to Fixed Charges	—	—	(54,695)	(3,434)	—	—

Ratio of Earnings to Fixed Charges	1.5	1.9	—	—	1.2	2.3